Exhibit 20.1


                         LASER MORTGAGE MANAGEMENT, INC.
                               ANNOUNCES DIVIDEND

     Short Hills, N.J., March 16, 1998. The Board of Directors of LASER Mortgage Management, Inc. (NYSE: LMM) has declared a cash dividend of $0.43 per share of common stock for the first quarter of 1998. The dividend is payable on April 30, 1998 to stockholders of record as of March 31, 1998.

     Mr. Smirlock, the Chief Executive Officer of the Company, said ASignificant progress continues to be made in investing the capital of the Company. The dividend, representing our first full quarter of operations, reflects this, although the Company has yet to fully utilize its capital. Going forward, we expect to focus our asset acquisition activities on high income-producing assets, including mortgage loans, subordinate securities and investment-grade securities that we expect to increase our net interest income."

     LASER Mortgage Management, Inc. is a specialty finance company investing primarily in mortgage-backed securities and mortgage loans. The Company will elect to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended. LASER Advisers Inc., a registered investment adviser, manages the day-to-day operations of the Company. The executive offices of LASER Mortgage Management, Inc. are located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: STATEMENTS IN THIS PRESS RELEASE REGARDING LASER MORTGAGE MANAGEMENT'S BUSINESS WHICH ARE NOT HISTORICAL FACTS ARE "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES.

    Date:     March 16, 1998

    Contact:  LASER Mortgage Management, Inc.